COMMON STOCK

Certificate Number
001

COMMON STOCK

Shares
23,850,000

Accelerated Acquisitions I, Inc

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

This Certifies that Mutual Gain Hong Kong Group Limited

is the owner of 23,850,000 (Twenty-Three Million Eight Hundred Fifty Thousand of Shares)

Fully Paid and Non-Assessable Shares of Common Stock of **Accelerated Acquisitions I, Inc.** ("Corporation") transferable on the books of the Corporation by the holder hereof, in person or by duly authorized attorney, upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

In Witness Whereof, Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this **23th** day of **JUNE**, A.D. 2010.

/President

Secretary